Exhibit 99.2

Wi-LAN Inc.

2015 First Quarter

Unaudited Condensed Consolidated

Financial Results

Interim Report

2015 First Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Operations and Comprehensive Earnings

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2015	March 31, 2014
Revenue
Royalties	$20,410	$25,978

Operating expenses
Cost of revenue	19,466	14,630
Research and development	719	608
Marketing, general and administration	2,251	2,932
Foreign exchange loss	2,286	1,389
Total operating expenses	24,722	19,559
Earnings (loss) from operations	(4,312)	6,419
Investment income	122	135
Earnings (loss) before income taxes	(4,190)	6,554

Provision for (recovery of) income tax expense
Current	1,003	1,442
Deferred	(435)	1,143
	568	2,585
Net and comprehensive earnings (loss)	$(4,758)	$3,969

Earnings (loss) per share (Note 4)
Basic	$(0.04)	$0.03
Diluted	$(0.04)	$0.03

Weighted average number of common shares
Basic	120,472,290	119,916,260
Diluted	120,472,290	120,260,260

See accompanying notes to condensed consolidated financial statements

2015 First Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	March 31, 2015	December 31, 2014
Current assets
Cash and cash equivalents	$117,228	$126,311
Short-term investments	1,224	1,336
Accounts receivable	901	2,198
Prepaid expenses and deposits	1,215	494
	120,568	130,339

Loan receivable	1,323	1,268
Furniture and equipment, net	1,804	1,894
Patents and other intangibles, net	139,088	146,485
Deferred tax asset	21,020	20,585
Goodwill	12,623	12,623
	$296,426	$313,194

Current liabilities
Accounts payable and accrued liabilities	$16,060	$18,915
Current portion of patent finance obligation	13,300	17,418
	29,360	36,333

Patent finance obligation	26,424	27,465
Success fee obligation	3,533	3,639
	59,317	67,437

Commitments and contingencies (Note 6)

Shareholders' equity
Capital stock (Note 4)	427,650	426,037
Additional paid-in capital	15,974	16,375
Accumulated other comprehensive income	16,225	16,225
Deficit	(222,740)	(212,880)
	237,109	245,757
	$296,426	$313,194

See accompanying notes to condensed consolidated financial statements

2015 First Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended
	March 31, 2015	March 31, 2014
Cash generated from (used in)
Operations
Net earnings (loss)	$(4,758)	$3,969
Non-cash items
Stock-based compensation	272	747
Depreciation and amortization	8,988	8,616
Foreign exchange loss	753	479
Disposal of assets	-	3
Deferred income tax expense (recovery)	(435)	1,143
Accrued investment income	(55)	(46)
Change in non-cash working capital balances
Accounts receivable	1,297	10,244
Prepaid expenses and deposits	(721)	(715)
Payments associated with success fee obligation	(1,174)	(1,074)
Accounts payable and accrued liabilities	(1,806)	(1,976)
Cash generated from operations	2,361	21,390
Financing
Dividends paid	(5,183)	(4,510)
Common shares repurchased under normal course issuer bid	(329)	-
Common shares issued for cash on the exercise of options	1,269	51
Cash used in financing	(4,243)	(4,459)
Investing
Sale of short-term investments	-	55
Purchase of furniture and equipment	(28)	(224)
Purchase of patents and other intangibles	(6,532)	(5,689)
Cash used in investing	(6,560)	(5,858)
Foreign exchange loss on cash held in foreign currency	(641)	(479)

Net cash and cash equivalents generated (used) in the period	(9,083)	10,594
Cash and cash equivalents, beginning of period	126,311	130,394
Cash and cash equivalents, end of period	$117,228	$140,988

See accompanying notes to condensed consolidated financial statements

2015 First Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders' Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance - December 31, 2013	$425,238	$14,635	$16,225	$(202,989)	$253,109

Comprehensive earnings:
Net earnings	-	-	-	9,711	9,711
Shares issued:
Stock-based compensation expense (Note 10 (d))	-	2,081	-	-	2,081
Exercise of stock options (Note 10 (c))	1,160	(401)	-	-	759
Sale of shares under Employee Share Purchase Plan (Note 10 (c))	171	-	-	-	171
Shares repurchased under normal course issuer bid (Note 10 (c))	(532)	60	-	-	(472)
Dividends declared (Note 10 (c))	-	-	-	(19,602)	(19,602)
Balance - December 31, 2014	$426,037	$16,375	$16,225	$(212,880)	$245,757

Comprehensive loss:
Net loss	-	-	-	(4,758)	(4,758)
Shares issued:
Stock-based compensation expense (Note 10 (d))	-	272	-	-	272
Exercise of stock options (Note 10 (c))	2,056	(787)	-	-	1,269
Shares repurchased under normal course issuer bid (Note 10 (c))	(443)	114	-	-	(329)
Dividends declared (Note 10 (c))	-	-	-	(5,102)	(5,102)
Balance - March 31, 2015	$427,650	$15,974	$16,225	$(222,740)	$237,109

See accompanying notes to condensed consolidated financial statements

2015 First Quarter Financial Results

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	nature of business

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, and licenses and otherwise enforces a range of patented technologies which are utilized in products in the communications and consumer electronics markets. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip. The Company also generates revenue by licensing patent portfolios on behalf of its partners and, if necessary, the enforcement of their patented technologies.

2.	basis of presentation

The unaudited condensed consolidated financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014 and the accompanying notes. All inter-company transactions and balances have been eliminated.

3.	Significant accounting policies

These unaudited condensed consolidated financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements and notes for the year ended December 31, 2014.

In February 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-02 “Consolidations (Topic 810)—Amendments to the Consolidation Analysis”. The new standard makes amendments to the current consolidation guidance, including introducing a separate consolidation analysis specific to limited partnerships and other similar entities. Under this analysis, limited partnerships and other similar entities will be considered a variable-interest entity (“VIE”) unless the limited partners hold substantive kick-out rights or participating rights. The standard is effective for annual periods beginning after December 15, 2015. The Company is currently evaluating the standard and the impact, if any, on its business model and financial statements.

4.	share capital

The Company paid quarterly cash dividends as follows:

	2015		2014
	Per Share	Total	Per Share	Total
1st Quarter	$0.050	$5,183	$0.040	$4,510

The Company declared quarterly dividends as follows:

	2015	2014
1st Quarter	$0.0525	$0.0400

On May 27, 2014, the Company received regulatory approval to make a normal course issuer bid (“NCIB”) through the facilities of the Toronto Stock Exchange. Under the NCIB, the Company is permitted to purchase up to 11,676,510 common shares. The NCIB commenced on May 29, 2014 and is expected to be completed on May 28, 2015. The Company repurchased 125,000 common shares under the NCIB during the three months ended March 31, 2015 for a total of $329.

2015 First Quarter Financial Results	6

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended March 31, 2015	Three months ended March 31, 2014
Basic weighted average common shares outstanding	120,472,290	119,916,260
Effect of options	-	344,000
Diluted weighted average common shares outstanding	120,472,290	120,260,260

For the three months ended March 31, 2015, the effect of stock options totaling 8,605,748, were anti‑dilutive (three months ended March 31, 2014 – 8,933,880).

5.	financial instruments

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

As of March 31, 2015, the Company held foreign exchange forward contracts with a notional value of approximately $11,500 which mature at various dates through to October 2015. During the three months ended March 31, 2015, the Company recorded an unrealized foreign exchange loss of approximately $1,066 related to the foreign exchange forward contracts held as at March 31, 2015. The Company uses quoted market prices for similar instruments in an active market and, therefore, the foreign exchange forward contracts are classified as Level 2 in the fair value hierarchy.

Cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are short-term financial instruments whose carrying value approximates their fair value. The Company minimizes credit risk on cash and cash equivalents and short-term financial instruments by transacting with only reputable financial institutions.

The Company considers the rates used to determine the carrying value of the patent finance obligations and loan receivable to be reflective of current rates and therefore their carrying value approximates their fair value.

6.	Commitments and contingencies

In connection with the acquisition of certain patents and patent rights, the Company has agreed to future additional payments to the former owners of the respective patents or patent rights and contingent legal fee arrangements with certain law firms based on future revenues (as defined in the respective agreements) generated as a result of licensing the respective patents or patent portfolios. For the three months ended March 31, 2015 partner royalties and contingent legal fees totaled $655 (three months ended March 31, 2014 – Nil) all of which remains outstanding as at March 31, 2015.

On December 16, 2013, the Company engaged the services of an external law firm to represent the Company in certain patent infringement litigations. Pursuant to this engagement, in consideration for a discounted fixed fee arrangement, the Company has agreed to pay the firm a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. As at March 31, 2015, the success fees are not yet determinable because the total proceeds have not yet been determined and therefore no amounts have been accrued.

7.	RELATED-PARTY TRANSACTION

Dr. Michel Fattouche, a member of the Company’s Board of Directors, has provided consulting services to the Company. For the three months ended March 31, 2015, consulting services have totaled $50 (three months ended March 31, 2014 – Nil) all of which had been paid as at March 31, 2015.

2015 First Quarter Financial Results	7

Wi-LAN Inc.
303 Terry Fox Drive Suite 300
Ottawa, ON Canada
K2K 3J1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com

2015 First Quarter Financial Results